May 13, 2011
Ms. Lauren Nguyen
Attorney-Advisor, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:	Nissan Auto Leasing LLC II Nissan-Infiniti LT Registration Statement on Form S-3 File No. 333-170956 (the “Registration Statement”)
Ladies and Gentlemen:
          On behalf of Nissan Auto Leasing LLC II and Nissan-Infiniti LT (the “Registrants”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 10 AM (Eastern time) on May 18, 2011 or as soon as thereafter practicable.
          The Registrants acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours, NISSAN AUTO LEASING LLC II
By:	/s/ Mark F. Wilten
	Name:	Mark F. Wilten
	Title:	Treasurer

NISSAN-INFINITI LT
By:	Nissan Motor Acceptance Corporation, solely as grantor and beneficiary

By:	/s/ Mark F. Wilten
	Name:	Mark F. Wilten
	Title:	Treasurer